28 September 2007

ISSUED ON BEHALF OF REED ELSEVIER PLC

Total Voting Rights

Reed Elsevier PLC’s capital as at 28 September 2007 consists of 1,304,410,961 ordinary shares of 12.5p each. Reed Elsevier PLC holds 34,303,500 ordinary shares in Treasury. Therefore, the total number of voting rights in Reed Elsevier PLC is 1,270,107,461.

The above figure (1,270,107,461) may be used by shareholders as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, Reed Elsevier PLC under the FSA’s Disclosure and Transparency Rules.

Name of contact and telephone number for queries:

Marsha Watson 020 7930 7077
Secretarial Assistant
Reed Elsevier PLC